SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 2)*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

09060J106

(CUSIP Number)

HOPKINS CAPITAL GROUP II LLC

FRANCIS O’ DONNELL

324 HYDE PARK AVENUE, SUITE 350

TAMPA, FL 33606

(314) 406-5367

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D
CUSIP No. 09060J106		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary)

HOPKINS CAPITAL GROUP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,696,523 SHARES OF COMMON STOCK
475,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
8 SHARED VOTING POWER

0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER

3,696,523 SHARES OF COMMON STOCK
475,000 COMMON STOCK PURCHASE WARRANTS
10 SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,696,523 SHARES OF COMMON STOCK
475,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%
14	TYPE OF REPORTING PERSON*

OO (The reporting person is a limited liability company)

SCHEDULE 13D
CUSIP No. 09060J106		Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary)

FRANCIS E. O’DONNELL, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,858,788 SHARES OF COMMON STOCK 475,000 COMMON STOCK PURCHASE WARRANTS 145,000 STOCK OPTIONS
8 SHARED VOTING POWER

0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER

3,858,788 SHARES OF COMMON STOCK 475,000 COMMON STOCK PURCHASE WARRANTS 145,000 STOCK OPTIONS
10 SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,026,288 SHARES OF COMMON STOCK 475,000 COMMON STOCK PURCHASE WARRANTS 145,000 STOCK OPTIONS
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.2%
14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) of BioDelivery Sciences International, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2501 Aerial Center Parkway Suite 205, Morrisville, NC 27560.

This Amendment No. 2 to Schedule 13D filed for Hopkins Capital Group II LLC and Francis E. O’Donnell is made to reflect the change in beneficial ownership as a result of sale of an aggregate of 15,459 shares of Common Stock made by Francis O’Donnell pursuant to a 10b5-1 plan and the acquisition of 475,000 warrants by Hopkins Capital Group II, LLC on September 5, 2007.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Hopkins Capital Group II, LLC, a Missouri limited liability company (“HCG II”) and

(2)	Francis E. O’Donnell, Jr.

(b)	The address of the above persons is:

324 HYDE PARK AVENUE, SUITE 350

TAMPA, FL 33606

(c)	Dr. O’Donnell is the managing member of HCG II and may be deemed to control HCG II. HCG II is a company which invests in securities and other obligations of entities. Mr. has control over HCG II and has voting and dispositive over HCG II’s shares of the Issuer.

(d)	HCG II and Dr. O’Donnell have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)	HCG II and Dr. O’Donnell have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. O’Donnell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The 475,000 warrants acquired by HCG II was acquired in consideration for the termination of a certain option to enter into a royalty purchase agreement granted to HCG II by the Issuer pursuant to promissory note in March 2007.

Item 4.	Purpose of Transaction

HCG II and Dr. O’Donnell acquired the warrants and sold the 15,459 shares for personal investment.

Item 5.	Interest in Securities of the Issuer

(a), (b)HCG II has voting and dispositive power on 4,171,523 shares of common stock in the issuer or 21.8% of the votes eligible to be cast by the shareholders of the Issuer.

(a) Dr. O’Donnell has direct beneficial ownership on 307,265 shares of common stock in the issuer or 1.6% of the shares outstanding. As the controlling person of HCG II, Dr. O’Donnell indirectly owns 4,171,523 shares of common stock in the Issuer or 21.8% of the shares outstanding. As the beneficiary of the Francis E. O’Donnell Jr. Irrevocable Trust #1, Dr. O’Donnell is the beneficial owner of 167,500 shares of Common Stock or 0.01% of the shares outstanding. As such, Dr. O’Donnell owns has voting and dispositive power on 4,646,288 shares of common stock in the issuer or 24.2% of the outstanding shares of Common Stock.

(b) Dr. O’Donnell has direct voting and dispositive power on 307,265 shares of common stock in the issuer or 1.6% of the votes eligible to be cast by the shareholders of the Issuer. As the controlling person of HCG II, Dr. O’Donnell indirectly entitled to voting and dispositive power on 4,171,523 shares of common stock in the Issuer or 21.8% of the votes eligible to be cast by the shareholders of the Issuer. As such, Dr. O’Donnell owns has voting and dispositive power on 4,478,788 shares of common stock in the issuer or 23.3% of the votes eligible to be cast by the shareholders of the Issuer.

(c) In an open market transaction on September 5, 2007, Dr. O’Donnell sold 15,459 shares of Common Stock pursuant to a 10b5-1 plan at a price of $5.00 per share. Separately, HCG II acquired 475,000 warrants to purchase Common Stock at an exercise price of $5.55 as consideration for terminating a loan option granted to HCG II by the Issuer pursuant to Loan Agreement in March 2007.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of September, 2007.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E O’Donnell, Jr., individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of September, 2007.

HOPKINS CAPITAL GROUP II, LLC

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr.
Title:	Managing Member